Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	300 North LaSalle Street Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com January 6, 2012	Facsimile: (312) 862-2200

Via EDGAR Submission and Hand Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Christopher F. Chase
Mara L. Ransom
Brigitte Lippman
Robert Babula
Donna Di Silvio

	Re:	Roundy’s Parent Company, Inc. Registration Statement on Form S-1 (SEC File No. 333-178311), originally filed December 5, 2011

Ladies and Gentlemen:

Roundy’s Parent Company, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”), pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 1 to its Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company, dated December 30, 2011.  The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).  For your convenience, paper copies of the Amendment will be delivered to each member of the staff referenced above, and those copies will be marked to show changes from the Registration Statement on Form S-1 filed with the SEC on December 5, 2011 and will be annotated to identify the staff’s comment that such changes are intended to address.  Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page number of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the staff’s comment.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Hong Kong   London   Los Angeles   Munich   New York   Palo Alto   San Francisco   Shanghai   Washington, D.C.

General

1.                                       Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the filing.

Response:  The Registrant confirms that it will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has cleared the filing.

2.                                       Please provide us with a copy of the additional inside cover graphics you reference in your filing.

Response:  The Registrant acknowledges the Staff’s comment.  The Registrant will provide the additional inside cover graphics as promptly as practicable in a subsequent filing to allow the Staff sufficient time to review prior to any distribution of preliminary prospectuses.

3.                                       Please revise your filing to include all information that may not properly be excluded pursuant to Rule 430A under the Securities Act of 1933, including the offering price range and the number of shares.  Please ensure that your revisions are filed to allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response:  The Registrant acknowledges the Staff’s comment.  The Registrant will provide the price range, the number of shares to be offered and the other information left blank that is not permitted to be excluded pursuant to Rule 430A as promptly as practicable in a subsequent filing to allow the Staff sufficient time to review the completed disclosure prior to any distribution of preliminary prospectuses.

4.                                       Please revise your disclosure throughout the registration statement to ensure financial statements and other data presented in tabular form read consistently from left to right in the same chronological order throughout the filing.  Similarly, numerical data included in narrative sections should be consistently ordered.  See SAB Topic 11.E.

Response:  The Registrant has revised the disclosure throughout the Amendment to present financial data in a consistent chronological order in response to the Staff’s comment.

Prospectus Cover Page

5.                                       Because it appear that Moelis & Company LLC is not participating in any selling efforts, please delete the sentence on your Cover Page indicating that it is acting as your financial advisor.

Response:  The Registrant has revised the disclosure on the Cover Page of the Amendment in response to the Staff’s comment.

Table of Contents, page ii

6.                                       We note your disclosure that investors should rely only on the information contained in this prospectus. If you intend to use any free writing prospectuses, please remove this language when you have a Section 10 prospectus available as you will be liable for, and investors would be entitles to rely upon, that information.

Response:  The Registrant has revised the disclosure on page ii of the Amendment in response to the Staff’s comment.

Prospectus Summary, page 1

7.                                       Please revise your disclosure, in this section and in “Business” beginning on page 65, to state whether your assertions listed below are based on independent analysis or management’s reasonable belief. If an assertion is based on independent analysis, then please disclose the source of such analysis. If an assertion is based on management’s reasonable belief, then please disclose the basis for such belief. With respect to the assertion listed in the first bullet below, please disclose the specific metric by which you determined you are “the largest.”

•                  “We. . .are the largest grocery retailer in the state of Wisconsin.” (page 1)

Response: The Registrant has added disclosure on pages 1, 46, and 68 of the Amendment in response to the Staff’s comment.

•                  “Our stores average approximately 61,000 square feet in size, which is larger than the industry average for conventional supermarkets.” (page 1)

Response: The Registrant has added disclosure on page 69 of the Amendment in response to the Staff’s comment. The Registrant also advises the Staff that the Willard Bishop June 2011 publication, The Future of Food Retailing, is available online for no charge at http://www.willardbishop.com/comp_edge.php.

•                  Your average weekly net sales per store “are consistently among the highest in the U.S. compared to other publicly reporting U.S. supermarket chains.” (page 2)

Response: The Registrant has added disclosure on pages 2 and 70 of the Amendment in response to the Staff’s comment.

•                  “In 2010, our stores maintained the number one market share position in the Milwaukee metropolitan area and several other large Wisconsin markets, including Madison, Racine, and Oshkosh-Neenah, as well as strong positions in our other core markets.” (page 75)

Response: The Registrant has added disclosure on page 78 of the Amendment in response to the Staff’s comment.

8.                                       Please add disclosure that balances your discussion of competitive strengths with a discussion of the risks that could negatively impact these strengths.

Response:  The Registrant has added disclosure on page 3 of the Amendment in response to the Staff’s comment.

9.                                       Please supplementally provide us with a copy of the Metro Market Studies, Grocery Distribution and Analysis and Guide, 2011, referenced in footnote 2 on page 2. Please ensure that you clearly tab and highlight the support for your table on page 2 and your statement on page 1 that you “generate the majority of [your] sales in markets where [you]hold the number one market share position.”

Response:  In response to the Staff’s comment, the Registrant is supplementally providing the Staff with a copy of the relevant pages from the Metro Market Studies, Grocery Distribution and Analysis and Guide, 2011 (the “Metro Market Guide”), together with the copy of this letter that is being transmitted by hand delivery.  See each of the flagged pages of the Metro Market Guide for support for the table on page 2 of the Prospectus.

The Registrant is also providing the Staff with a worksheet (the “Worksheet” and, together with the Metro Market Guide, the “Supplemental Information”) that shows the calculated support for the following statement on page 1 of the Prospectus: “We generate the majority of our sales in markets where we hold the number one market share position.”  The worksheet shows the fiscal 2010 sales for each of our stores, grouped by markets where we hold the number one market share position (as supported by the Metro Market Guide).  Those sales are totaled and divided by our total sales across all stores over the same period.  The resulting percentage, 59%, is well above a majority of our sales.

The Registrant requests, pursuant to Rule 418(b) promulgated under the Securities Act, that the Staff return the Supplemental Information to the undersigned once the Staff has completed its review.

10.                                We note that much of the disclosure in your Prospectus Summary is identical to your Business disclosure beginning on page 65. Your summary should be limited to a brief overview of the key aspects of the offering and you should avoid repeating disclosure in different sections of your filing that increased the size of the document but does not enhance the quality of information.  Please revise. See Note 4 to Rule 421(b) of Regulation C under the Securities Act of 1933, as amended, and Instruction to paragraph 503(a) of Regulation S-K.

Response:  In response to the Staff’s comment, the Registrant has shortened the Prospectus Summary considerably.  Please see pages 1 to 3 of the Amendment.

11.                                 Please disclose in tabular format any payments, compensation or the value of any equity that each of your directors, executive officers and their affiliates received or will receive in connection with the offering, including from:

•                  the preferred stock subject to mandatory payment

•                  equity awards granted or vested in connection with the offering; and

•                  any proceeds of the offering.

Response:  The Registrant has added disclosure on page 6 of the Amendment in response to the Staff’s comment. The Registrant expects that certain of the Registrant’s directors, executive officers and their affiliates will be selling stockholders in the offering, and as such will receive proceeds from the offering.  Additionally, the Registrant intends to make equity awards to certain of its executive officers in connection with the offering.

Summary Historical Consolidated Financial and Other Data, page 7

12.                                 Please disclose in a separate line the net earnings available to common shareholders used to calculate basic and diluted net earnings per common share.

Response:  The Registrant has added disclosure on pages 8 and 42 of the Amendment in response to the Staff’s comment.

13.                                 Based on your disclosure on page 7 it appears you are not reflecting the debt refinancing transaction in your pro forma net earnings per common share disclosures. If so, then state this fact in footnote (4) on page 9. Please note that pro forma adjustments must be factually supportable and have a continuing impact to be included in your pro forma results. In this regard, we are uncertain why you reflected your planned debt refinancing in the “as adjusted” balance sheet presentation on page 8. Please advise, or revise the as adjusted column.

Response:  The Registrant acknowledges the Staff’s comment.  In order to make the disclosures consistent, the Registrant has revised the calculation of the “as adjusted” balance sheet data on page 7 of the Amendment to no longer give effect to the planned debt refinancing and has added disclosure to page 10 in response to the Staff’s comment.

14.                                 Please provide a footnote which reconciles your pro forma basic and diluted net earnings per common shares to your historical basic and diluted net earnings per common share.

Response: The Registrant has added disclosure on page 10 of the Amendment in response to the Staff’s comment.

Risk Factors, page 11

15.                                 We note goodwill comprised approximately 50% of your total assets as of January 1, 2011. Please add risk factor if you believe that potential future impairments of your goodwill could adversely affect your financial condition.

Response: The Registrant has added disclosure on page 22 of the Amendment in response to the Staff’s comment.

We have significant debt service obligations . . . , page 17

16.                                 Please quantify your annual debt service obligations.

Response: The Registrant has added disclosure to page 18 of the Amendment in response to the Staff’s comment.

Market and Industry Data, page 32

17.                                 You are responsible for the accuracy and completeness of all disclosure that appears in your filing. As such, your statement in the first paragraph on page 32 that “[w]e have not independently verified any third-party information” is inappropriate. Please revise.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 33 of the Amendment accordingly.

Use of Proceeds, page 33

18.                                We note your disclosure on page 59 that you are in preliminary discussions with respect to the terms of your debt refinancing transaction. Please confirm your understanding that as these discussions progress, you must update your Use of Proceeds disclosure to state the source(s) and amount of proceeds needed to repay all of your outstanding borrowings under the first and second line credit facilities. In this regard, we understand that the amount of proceeds needed from the debt refinancing will be dependent on your estimated net proceeds received from the offering. Please refer to Instruction 3 to Item 504 of Regulation S-K.

Response:  The Registrant has added disclosure to page 34 of the Amendment in response to the Staff’s comment.

19.                                 Please disclose the amount of estimated underwriting discounts, commissions and estimated offering expenses.

Response:  The Registrant has added disclosure to page 34 of the Amendment in response to the Staff’s comment.

Dividend Policy, page 34

20.                                 Please describe in detail the “applicable law” and the restrictions in your debt agreements and their potential impact on your ability to pay dividends at the rates identified.

Response:  The Registrant has added disclosure to pages 35 and 36 of the Amendment in response to the Staff’s comment.

21.                                 Please update your disclosure to include any dividend restrictions pursuant to your new debt agreements, once known. In this regard, tell us and disclose the amount of restricted net assets of your operating subsidiaries pursuant to your new debt agreements.

Response:  The Registrant has added disclosure to pages 35 and 36 of the Amendment in response to the Staff’s comment.

22.                                Please clarify whether the board contemplates paying out all excess cash. If not, clarify what the rate is based on. Also explain the potential long-term implications for your business and financial condition arising from paying out cash.

Response:  The Registrant has added disclosure to pages 35 and 36 of the Amendment in response to the Staff’s comment.

23.                                 Clarify whether you have historically had sufficient earning to pay dividends or whether you used borrowings. Please address the potential necessity of using borrowings to fund dividends, if applicable. Discuss these assumptions and considerations in your Management’s Discussion and Analysis of Financial Condition and Results of Operations as well, to the extent that they represent known material trends, demands, commitments and uncertainties or are otherwise material to an understanding of your business, results of operations and financial condition.

Response:  The Registrant has added disclosure to pages 35, 36 and 59 of the Amendment in response to the Staff’s comment.  The Registrant advises the Staff that it does not anticipate using borrowings to fund dividends.

Capitalization, page 35

24.                                 Please revise to present the Conversion and offering separately from the debt refinancing transaction to enable an investor to see the individual effects on your capitalization.

Response: The Registrant has added disclosure on page 37 of the Amendment in response to the Staff’s comment.

Contractual Obligations, page 60

25.                                 Refer to your contractual obligations table on an “adjusted basis” on page 61. Please revise your footnote disclosure below your contractual obligations table on page 60 to discuss the terms of your new financing arrangements and provide sensitivity analysis with respect to potential changes in anticipated interest rates. Further, please clearly disclose that you have received a commitment for the new financing arrangements, if so, or your basis for providing the disclosure. If you have not received a commitment from your lender, please balance your presentation to also show your contractual obligations on an adjusted basis after giving effect to the offering assuming you have not consummated a debt refinancing transaction.

Response: The Registrant has added disclosure on page 63 of the Amendment in response to the Staff’s comment.  The Registrant has also added disclosure to page 5 of the Amendment to clarify that the completion of the offering is conditioned upon the closing of the debt refinancing transaction.  Because the offering will not be completed unless the debt refinancing transaction is also consummated, the Registrant has not revised the as adjusted contractual obligations table to show contractual obligations if the debt refinancing transaction is not consummated. The Registrant advises the Staff that it has not received a commitment for the new financing arrangements, and expects that they will be obtained on a best efforts basis.

Critical Accounting Policies and Estimates, page 62

Reserve for Self-Insurance, page 63

26.                                 We note you are primarily self-insured for potential liabilities for workers’ compensation, general liability and employee health care benefits. Please revise your disclosure to include a table showing year end balances of the reserve and additions, subtractions and adjustments made during the year.

Response:  The Registrant has added disclosure to page 66 of the Amendment in response to the Staff’s comment.

Goodwill, page 64

27.                                 We note goodwill comprised approximately 50% of your total assets as of January 1, 2011. Please expand your disclosure to provide additional information that conveys to investors the current and ongoing risks related to the recoverability of your goodwill as well as the risks that charges may need to be recorded in future periods. Please refer to Item 303 of Regulation S-K and Section V of SEC Release No. 33-8350. In this regard, please disclose, if true, that the fair value of your reporting unit is substantially in excess of carrying value. To the extent your reporting unit has an estimated fair value that is not substantially in excess of carrying value and goodwill which, if impaired, could materially impact your results or total shareholder’ equity, please identify and provide the following disclosures:

•                  Percentage by which fair value of your reporting unit exceeded carrying value as of the date of the most recent test;

•                  A description of the key assumptions in estimating fair value;

•                  A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible, for example: the valuation model assumes recovery from a business downturn within a defined period of time; and

•                  Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect your estimate of fair value.

Response:  The Registrant has added disclosure to page 66 of the Amendment in response to the Staff’s comment.

Business, page 65

Our Strategy, page 68

28.                                 In light of your disclosure on page 16 that your largest operating costs are attributable to labor, and that 49% of your employees were represented by unions as of November 1, 2011, please expand your disclosure to provide additional specificity regarding the “process improvements and other key labor-saving initiatives” you reference on page 68. If applicable, please disclose whether any of these process improvements and labor-saving initiatives are subject to union preapproval, and if so, the status of such approval.

Response:  The Registrant has added disclosure to page 71 of the Amendment in response to the Staff’s comment.  The Registrant also advises the Staff that none of the process improvements or labor-saving initiatives referenced on page 71 are subject to union approval.

Security Ownership of Certain Beneficial Owners, page 101

29.                                 Please revise your heading, and table of contents accordingly, to clarify that the table on page 101 includes both beneficial ownership and selling stockholder disclosure.

Response: The Registrant has changed the heading on page 107 of the Amendment to “Principal and Selling Stockholders” and revised the table of contents accordingly.

Executive Compensation, page 85

30.                                 Please update your executive compensation disclosure for the fiscal year ended December 31, 2011.  For guidance, see Section 217.11 of our Regulation S-K Compliance and Disclosure Interpretations, which is available on our website.

Response:  The Registrant has updated the executive compensation disclosure in the Amendment for the fiscal year ended December 31, 2011.

31.                                 We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn performance based cash incentives for 2011. Because this information will be historical in nature as of your fiscal year end, please provide the targets with your next amendment.

Response:  The Registrant has added disclosure to page 93 of the Amendment in response to the Staff’s comment.

Director Compensation, page 100

32.                                 Please provide a narrative description of the material factors necessary to an understanding of the director compensation disclosed in your table on page 100. See Item 402(k)(3) of Regulation S-K.

Response: The Registrant has added disclosure to page 105 of the Amendment in response to the Staff’s comment.

Consolidated Statements of Income, page F-3

33.                                 From disclosure on page 4 and elsewhere in the filing, you disclose you plan to effect a stock split prior to the completion of this offering. Please confirm that you intend to adjust your disclosure of outstanding shares and earnings per share for each historical and pro forma period presented throughout your filing to give retroactive effect to the planned stock split. In addition, provide a cross-referenced note, as appropriate, which discloses your retroactive treatment, explains the changes made, and states the date that the change becomes effective. Refer to SAB Topic 4.C.

Response:  The Registrant acknowledges the Staff’s comment and confirms that it will adjust its disclosure of outstanding shares and earnings per share for each historical and pro forma period presented throughout the filing to give retroactive effect to the planned stock split. The Registrant currently plans to give effect to the planned stock split prior to any distribution of preliminary prospectuses, and to reflect the stock split therein.

34.                                 Please present pro forma earnings per share data for the latest fiscal year as well as any subsequent interim periods to give effect to the conversion of your participating preferred stock.

Response: The Registrant has added disclosure to pages F-3 and F-35 of the Amendment in response to the Staff’s comment.

Consolidated Balance Sheets, page F-4

35.                                 We note your outstanding shareholder notes receivable contra equity account and your disclosure on page 6 regarding your repurchase of common shares on November 30, 2011 in exchange for cancellation of previously outstanding loans to certain of your directors and officers. Explain to us and disclose how you will account for the repurchase of shares. In this regard, explain to us and disclose the repurchase price used on November 30, 2011, and how you determined the repurchase price.

Response: The Registrant has added disclosure to pages F-13 and F-39 of the Amendment in response to the Staff’s comment.  The Registrant advises the Staff that the repurchase price per share of the stock was determined based on a valuation methodology that has been consistently applied to any sales or repurchases of the Registrant’s stock since 2002, including when the stock was initially sold to these specific investors.  That methodology is a market-based approach, which considers comparable company valuation data in applying an EBITDA multiple to the Registrant’s EBITDA in order to determine an enterprise value.  An equity value was determined by subtracting the Registrant’s net debt from the enterprise value. This resulted in a per share purchase price of $4,960.  To account for this, the repurchased shareholder notes were cancelled and all repurchased shares were subsequently retired.

36.                                 Explain to us and disclose if your directors and officers will receive or have received something in lieu of the repurchased shares, and the related impact on your financial statements going forward, if applicable.

Response: The Registrant advises the Staff that its directors and officers have not received and will not receive anything in lieu of the repurchased shares.

3.  Basis of Presentation and Summary of Significant Account Policies, page F-7

Discounts and Vendor Allowances, page F-8

37.                                 Please disclose the amounts recognized in the consolidated statement of income for purchase volume discounts or cooperative advertising payment to the extent they are significant. See FASB ASC 270-10-45-6.

Response:  The Registrant has added disclosure to page F-8 of the Amendment in response to the Staff’s comment.

Inventories, page F-9

38.                                 Please disclose on page F-10 how accurate your inventory shrinkage estimates have been in the past and the impact of any adjustments made resulting from your annual physical inventory. See FASB ASC 270-10-45-6.

Response: The Registrant has added disclosure to page F-10 of the Amendment in response to the Staff’s comment.

Goodwill, page F-11

39.                                 We note your disclosure that you have one single reporting unit. Tell us and disclose how you reasonably determined that you have one reporting unit for goodwill impairment purposes in light of the different geographic markets you serve as well as the different supermarket chains you operate. Note that a reporting unit is to be at the operating segment level or one level below for the purpose of goodwill impairment testing.

Response: The Registrant has added disclosure to page F-11 of the Amendment in response to the Staff’s comment.

7. Long-Term Debt, page F-14

40.                                 It appears the net assets held by your consolidated subsidiaries may be restricted in light of the disclosure on page 34 and F-15. Please advise us if the restricted net assets of the consolidated subsidiaries exceed 25% of the consolidated net assets as of the end of the most recent completed fiscal year. If so, please provide parent only financial information pursuant to Schedule I as prescribed by Rule 12-04 of Regulation S-X. If not, please disclose the amount of restricted net assets of your consolidated operating subsidiaries. See Rule 4-08(e) of Regulation S-X.

Response:  The Registrant has added disclosure to page F-31 of the Amendment in response to the Staff’s comment.  The Registrant advises the Staff that the restricted net assets of the consolidated subsidiaries did exceed 25% of the consolidated net assets as of the end of the most recent completed fiscal year.

8. Employee Benefit Plans, page F-16

41.                                 Explain to us and disclose how you determine the market-related value of plan assets. The market-related value of plan assets is either fair value or a calculated value that recognizes changes in fair value in a systematic and rational manner over not more than five years. The method by which you calculate the market-related value can have an impact on net income, and as such should be disclosed. Refer to the Master Glossary of the FASB ASC.

Response:  The Registrant has added disclosure to page F-20 of the Amendment in response to the Staff’s comment.  The Registrant advises the Staff that the fair value of the plans’ assets is primarily based on quoted market prices for the underlying securities or investments.  The fair values are classified as Level 2 in the fair value hierarchy since the net asset value per share of the pooled separate account itself is not publicly quoted and the values are not dependent on the input of significant judgment or assumptions by management.

Note 11. Preferred Stock Subject to Mandatory Payment, page F-24

42.                                 Please clarify your disclosure here, Note 14 on page F-27, and in Note 15 on page F-38 regarding the number of shares of common stock that would be issued associated with any unpaid dividends and liquidation value. You disclose that the number of shares that would be issued is not known as the initial public offering price is unknown. However you also disclose that you have paid all unpaid dividends and liquidation value.

Response:  The Registrant has added disclosure to pages F-25 through F-27 of the Amendment in response to the Staff’s comment.  The Registrant advises the Staff that prior to April 29, 2010, the Registrant’s preferred stock had unpaid dividends and liquidation value.  As specified in the Registrant’s articles of incorporation, these components were contingently convertible upon the completion of an initial public offering.  Common shares would be issued based on the unpaid dividends and liquidation value divided by the initial public offering price at that time.  As of April 29, 2010, the

Registrant had fully paid all unpaid dividends and the liquidation value of the preferred stock. Accordingly, there are no unknown contingently convertible shares at January 1, 2011.  As disclosed in Note 11, the preferred stock has a face value of $100 per share in excess of its liquidation value.  This $100 per share face value was not repaid to shareholders.  The Registrant’s articles of incorporation indicate that this $100 (or one share of preferred stock) is convertible to one share of common stock.  The Registrant has included these convertible shares in its diluted earnings per share number for all periods presented.

Note 14. Earnings Per Share, page F-27

43.                                 Please revise to provide a reconciliation of the numerators and the denominators of the basic and diluted per share computations for income from continuing operations. See FASB ASC 260-10-50-1.

Response:  The Registrant has added disclosure to pages F-29 and F-44 of the Amendment in response to the Staff’s comment.

Note 15. Business Segments, page F-27

44.                                 Revise your enterprise revenue disclosures to separately present pharmacy sales, or advise us why such information would not be useful to an investor. See FASB ASC 280-10-50-21.

Response:  The Registrant Advises the Staff that for fiscal 2010, its pharmacy sales as a percentage total net sales was immaterial (2.7%) and the Registrant does not expect this percentage to change dramatically in the near future.  Therefore the Registrant does not believe this information would be useful to an investor and has not disclosed it separately.

Item 17. Undertakings, page II-3

45.                                 Please provide the undertakings set forth at Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K. Please note that these undertakings are applicable to offerings made outside the scope of Rule 415. Item 512(a)(5)(ii) is required for any offering that may now, or in the future, rely on Rule 430C, and Item 512(a)(6) is required for any offering that involves an initial distribution of securities, pursuant to Rule 159A. Please revise. For guidance, refer to our Compliance and Disclosure Interpretations, Securities Act Rules, Question 229.01, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Response:  The Registrant acknowledges the Staff’s comment and has added the undertakings set forth at Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

Exhibit 5.1 Opinion of Kirkland and Ellis LLP

46.                                 In the first paragraph, please separately reflect the number of shares being offered by the company, by the selling shareholders, and in the overallotment option.

Response: Kirkland & Ellis LLP has revised the first paragraph of its opinion in response to the Staff’s comment.

47.                                 Please have counsel revise its opinion to also include the shares to be offered by the selling stockholders. For guidance refer to Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011), Section II(B)(2)(h), which is available on our website.

Response:  The opinion of Kirkland & Ellis LLP has been revised to also include the shares to be offered by the selling stockholders in response to the Staff’s comment.

We hope that the foregoing has been responsive to the staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Robert Goedert at (312) 862-7317.

Sincerely,

/s/ Dennis M. Myers, P.C.
Dennis M. Myers, P.C.

cc:	Robert Mariano
Edward Kitz